Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the five fiscal years ended March 31, 2015 and the nine months ended December 31, 2015, in accordance with U.S. GAAP.

	Fiscal year ended March 31					Nine months ended December 31, 2015
	2011	2012	2013	2014	2015
	(Millions of yen)
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥81,653	¥79,242	¥219,133	¥323,808	¥303,730	¥ 148,871
Add: Fixed charges	254,794	315,901	266,313	274,774	326,412	245,346
Distributed income of equity investees	4,802	4,508	5,568	8,306	8,256	11,031

Earnings as defined	¥341,249	¥399,651	¥491,014	¥606,888	¥638,398	¥ 405,248

Fixed Charges	¥254,794	¥315,901	¥266,313	¥274,774	¥326,412	¥ 245,346
Ratio of earnings to fixed charges(1)	1.3	1.3	1.8	2.2	2.0	1.7

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.